SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13d-2(a)

(Amendment No. 7)*

Steven Madden, Ltd.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

556269108
(CUSIP Number)

Eric Honick, Esq. McLaughlin & Stern, LLP 260 Madison Avenue New York, New York 10016 (212) 448-1100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 556269108

1	NAMES OF REPORTING PERSONS
Steven Madden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF		6,196,836 shares of Common Stock (1)
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0 shares of Common Stock
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON		6,196,836 shares of Common Stock (1)
WITH
	10	SHARED DISPOSITIVE POWER
0 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,196,836 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% (2)

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)       Includes (i) 1,275,446 shares of common stock, par value $0.0001 per share (“Common Stock”), of Steven Madden, Ltd. (the “Company”) owned by Steven Madden, (ii) 1,575,000 shares of Common Stock that may be acquired by Steven Madden through the exercise of options granted under the Steven Madden, Ltd. 2006 Stock Incentive Plan (the “2006 Plan”), which options are currently exercisable or will be exercisable within the 60 days after the date of this Schedule 13D, and (iii) 3,347,390 shares of restricted stock held by Steven Madden granted under the 2006 Plan consisting of (A) 1,254,048 shares that will vest in equal annual installments over four years commencing on December 31, 2020 through December 31, 2023, (B) 1,893,342 shares that will vest in equal annual installments over four years commencing on December 31, 2020 through December 31, 2023, and (C) 200,000 shares that will vest in substantially equal annual installments over three years commencing on December 31, 2024, in each case subject to forfeiture pursuant to the terms of the Plan and of Mr. Madden’s employment agreement, as amended.

(2)       Based upon a total of 83,154,210 shares of Common Stock outstanding as of June 2, 2020, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2020, as adjusted to include 1,575,000 shares that are subject to options that are currently exercisable or will be exercisable by Mr. Madden within the 60 days after the date of this Schedule 13D, for a total of 84,729,210 shares.

CUSIP No.: 556269108

1	NAMES OF REPORTING PERSONS
BOCAP Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

	7	SOLE VOTING POWER
NUMBER OF		0 shares of Common Stock (1)
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0 shares of Common Stock
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON		0 shares of Common Stock (1)
WITH
	10	SHARED DISPOSITIVE POWER
0 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒ (2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (3)

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)       BOCAP Corp. ceased to be an owner of the Company’s Common Stock on August 2, 2019. See Item 5.

(2)       Does not include 4,621,836 shares of Common Stock that are owned directly by Steven Madden, as to which BOCAP Corp. does not, directly or indirectly, have or share voting or investment power with respect to such shares; BOCAP Corp. disclaims beneficial ownership of such shares.

CUSIP No.: 556269108

Explanatory Note

Introduction

This statement constitutes Amendment No.7 (“Amendment No. 7”) to the Statement on Schedule 13D filed on January 12, 2005 (the “Original Schedule 13D”) and subsequently amended by amendments thereto filed on May 26, 2009, July 21, 2010, February 16, 2012, July 9, 2012, May 7, 2015, and January 16, 2018 (collectively with the Original Schedule 13D, the “Amended Schedule 13D”), by Steven Madden and BOCAP Corp. (each a “Reporting Person” and, together, the “Reporting Persons”), relating to their beneficial ownership of the common stock, $0.0001 par value per share (the “Common Stock”), of Steven Madden, Ltd., a Delaware corporation (the “Company”).

The Reporting Persons are filing this Amendment No. 7 with respect to the purchase by Steven Madden of 45,000 shares of the Company’s common stock, $0.0001 par value, on June 11, 2020.

In accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 7 amends and supplements only information that has materially changed since the filing of the Amended Schedule 13D, including disclosure of the number of shares of the Company’s Common Stock beneficially owned or deemed to be beneficially owned by the Reporting Persons. Unless otherwise stated, the information set forth in the Amended Schedule 13D remains accurate in all material respects.

Item 5. Interest in Securities of the Issuer.

(a), (b) and (d) The responses of each Reporting Person to Rows (7) through (13) of the cover page of this Amendment No. 7 are incorporated herein by reference. As of the date hereof, the Reporting Persons have the following interest in the Company’s Common Stock:

(i) Steven Madden beneficially owns 6,196,836 shares of Common Stock, which includes (A) 1,275,446 shares of Common Stock owned directly by Mr. Madden, (B) 1,575,000 shares of Common Stock that may be acquired by Steven Madden through the exercise of options granted under the Steven Madden, Ltd. 2006 Stock Incentive Plan (the “2006 Plan”), which options are currently exercisable or will be exercisable within the next 60 days, and (C) 3,347,390 shares of restricted Common Stock held by Mr. Madden granted under the 2006 Plan (includes (1) 1,254,048 shares that will vest in equal annual installments over four years commencing on December 31, 2020 through December 31, 2023, (2) 1,893,342 shares that will vest in equal annual installments over four years commencing on December 31, 2020 through December 31, 2023 and (3) 200,000 shares that will vest in substantially equal annual installments over three years commencing on December 31, 2024, in each case subject to forfeiture pursuant to the terms of the 2006 Plan and of Mr. Madden’s employment agreement, as amended). Such beneficial ownership represents 7.3% of the Company’s Common Stock, which is calculated based on a total of 83,154,210 shares of Common Stock outstanding as of June 2, 2020, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2020, as adjusted to include 1,575,000 shares that are subject to options that are currently exercisable or will be exercisable by Mr. Madden within the next 60 days, for a total of 84,729,210 shares.

(ii) BOCAP Corp. does not beneficially owns any shares of Common Stock, because it disposed of its ownership of the 358,062 shares of Common Stock reported in Amendment No. 6 to Schedule 13D filed on January 16, 2018, in sales between April 27, 2018 and August 2, 2019. BOCAP Corp.’s beneficial ownership does not include 4,621,836 shares of Common Stock that are owned directly by Steven Madden as to which BOCAP Corp. does not, directly or indirectly, have or share voting or investment power; BOCAP Corp. disclaims beneficial ownership of such shares.

(c) Following are all transactions in the Company’s Common Stock by the Reporting Persons within the last sixty days:

(i) On June 11, 2020, Mr. Madden purchased 45,000 shares of Common Stock at a weighted average price per share of $23.7846.

(e) On April 27, 2018, BOCAP Corp. sold 100,000 shares at a weighted average price of $48.44; and on August 14, 2018, BOCAP Corp. sold 100,000 shares at a weighted average price of $38.33. After giving effect to a three-for-two stock split on November 12, 2018, BOCAP Corp. sold 87,092 shares on November 16, 2018, at a weighted average price of $32.01; BOCAP Corp. sold 100,000 shares on March 5, 2019, at a weighted average price of $32.79; and BOCAP Corp. sold 50,000 shares on August 2, 2019, at a weighted average price of $30.40. BOCAP Corp. disclaims beneficial ownership of shares of Common Stock owned by Steven Madden.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is amended and supplemented by adding the following after the last paragraph thereof:

As previously disclosed, in 2007, the Company made a loan to Steven Madden in the principal amount of $3,000,000. The loan is evidenced by a secured promissory note executed by Mr. Madden in favor of the Company. The secured promissory note was amended in 2012 in connection with an amendment of Mr. Madden’s employment agreement. The amendment to Mr. Madden’s employment agreement and the amended promissory note were filed as Exhibits 3 and 4, respectively, to a Schedule 13D amendment filed by the Reporting Persons on February 16, 2012. As security for the loan the Company has a security interest in a certain securities brokerage account maintained by Mr. Madden with his broker; none of the securities in the securities brokerage account are shares of the Company’s Common Stock. The secured promissory note and Mr. Madden’s employment agreement were amended in April 2016 to substitute the collateral that secures the secured promissory note from shares of the Company’s Common Stock to the security interest in Mr. Madden’s securities brokerage account. Such amendments were filed as Exhibits 6 and 7, respectively, to the amendment to Schedule 13D filed by the Reporting Persons on January 16, 2018. Mr. Madden’s employment agreement was most recently amended on March 25, 2019, to extend the term of his employment for three years through December 31, 2026. In consideration of the extension, the Company granted to Mr. Madden 200,000 shares of restricted Common Stock under the 2006 Plan, which will vest in substantially equal installments over three years commencing on December 31, 2024, provided that Mr. Madden continues to be employed by the Company on each vesting date through December 31, 2026.

Item 7. Material to be Filed as Exhibits.

Exhibit 8	Fourth Amendment, dated as of March 25, 2019, to Third Amended Employment Agreement between the Company and Steven Madden (filed herewith).

CUSIP No.: 556269108

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2020	/s/ Steven Madden
Steven Madden

BOCAP Corp.

	By:	/s/ Steven Madden
	Name:	Steven Madden
	Title:	President